March 8, 2019

Gregory H. Trepp
Chief Executive Officer
Hamilton Beach Brands Holding Company
4421 Waterfront Drive
Glen Allen, VA 23060

       Re: Hamilton Beach Brands Holding Company
           Registration Statement on Form S-4
           Filed March 6, 2019
           File No. 333-230107

Dear Mr. Trepp:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications